Room 4561
						November 22, 2005



Mr. Michael E. Rohrkemper
Chief Financial Officer and
Chief Accounting Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

Re:	Pomeroy IT Solutions, Inc.
	Form 10-K for Fiscal Year Ended January 5, 2005
	Filed April 5, 2005
      Form 10-Q for Fiscal Quarter Ended July 5, 2005
	Filed August 15, 2005
	File No. 000-20022


Dear Mr. Rohrkemper:

      We have reviewed your response letter dated November 1, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended January 5, 2005

Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1. We have read your response to prior comment number 3 and it is unclear to us how you have determined that the risks of ownership have passed to your customers in order to recognize revenue on a bill and hold basis. In this regard, please explain to us how you have evaluated the effect of Section 5 of your COI agreement. This section appears to indicate that you are responsible for maintaining property insurance and that risk of loss shifts to your customers upon delivery to a common carrier.

2. Please explain to us how you have considered footnote 18 to SAB Topic 13(A)(3)(a) regarding the form of customer requests related to bill and hold transactions.

3. Your response to prior comment number 3 does not appear to indicate that a stated, fixed delivery schedule exists in order to recognize revenue on a bill and hold basis. Please explain further how you have met this requirement.

4. Please ask that your auditors describe to us the audit procedures they applied to bill and hold transactions and the evidence they gathered to support their conclusion that revenue may be recognized prior to shipment. Request that they specifically explain how they addressed the requirements identified in the comments above.

Form 10-Q for Fiscal Quarter Ended July 5, 2005

Item 4.  Controls and Procedures, page 20

5. We have read your proposed disclosure provided in response to prior comment number 6. If you continue to describe this review, please provide the following disclosures:

* Explain how "sufficient" should be interpreted by readers and define the "internal control standpoint" from which the evaluation was performed;
* Clearly explain how this evaluation and the related conclusion differ from those described in Items 307 and 308 of Regulation S-K;
and
* Identify the consulting firm and provide a summary of their relevant qualifications.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Michael E. Rohrkemper
Pomeroy IT Solutions, Inc.
November 22, 2005
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